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                                                                Exhibit 29

                                 October 8, 2006

Board of Directors
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York  11714-3581

Members of the Board of Directors:

      Charles F. Dolan and James L. Dolan, on behalf of members of the Dolan family group (the "Dolan Family Group") who own approximately 22.5% of the common stock (representing approximately 74.0% of the voting power) of Cablevision Systems Corporation (the "Company"), are pleased to offer to acquire, at a purchase price of $27.00 per share in cash, all of the outstanding shares of common stock of the Company except for the shares held by the Dolan Family Group.

      We believe that our offer is fair to and in the best interests of the Company and its public stockholders. In structuring our proposal, we took into account the feedback we received from the special committee and its advisors in connection with the proposal made by the Dolan Family Group in 2005. We are now offering a simpler structure, enhanced value and value certainty. We believe that the public stockholders will find our offer attractive because:

      - The offer price represents a premium of 17.0% over the average closing price of the Company's Class A common stock for the past ten trading days, which follows substantial price appreciation in recent months.

      - The offer price represents an 11.3% premium to the 52-week high closing price for the Company's Class A common stock.
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Cablevision Systems Corporation
October 8, 2006
Page 2

      - The offer price is 14.9% higher than the 2005 proposal, as valued by the Dolan Family Group at the time and when adjusted for the $10 per share special dividend paid in April 2006.

      -     The all cash nature of the consideration provides value certainty.

      Under the direction of the current management and Board, Cablevision has led the industry in key measures of performance and has delivered impressive growth in stockholder value in recent years. Since the April dividend alone, the share price has appreciated 31.9%.

      Our proposal, in addition to providing the public stockholders of the Company with a fair price for - and substantial premium on - their equity, will ensure the Company has the flexibility to meet the challenges of intensifying competition and the risk of new entrants in the years to come. We continue to feel that succeeding in this fiercely competitive environment requires a long-term, entrepreneurial management perspective that is not constrained by the public markets' constant focus on short-term results. We are convinced that private ownership is highly desirable, and we are willing to assume the risks of full ownership and additional leverage to ensure that the Company has the structure and flexibility it needs to continue to grow.

      Our interest in pursuing this proposal demonstrates the faith we have in the future of the cable and telecommunications business, as well as the strength of the Company's programming and sports assets, including the four national cable networks, the strong regional sports networks and one of the world's finest sports and entertainment arenas - Madison Square Garden. As such, the members of the Dolan Family Group would plan to invest all of their Company shares in this transaction. Those shares would have a value of approximately $1.7 billion, based on the proposed transaction price.

      In addition to the substantial equity investment from the Dolan Family Group, funds would be provided by committed debt financing from Merrill Lynch & Co. and Bear, Stearns & Co. Inc. Copies of the executed commitment letters will be delivered to you under separate cover, and representatives of Merrill Lynch and Bear Stearns are available to discuss the financing or answer any questions you might have.

      Following this transaction, we expect the Company's senior management team would remain in place, with Charles Dolan continuing to serve as Chairman and
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Cablevision Systems Corporation
October 8, 2006
Page 3


James Dolan continuing to serve as Chief Executive Officer. We also anticipate that we will continue to run the business in accordance with the Company's current practice, with such changes as may be necessary to meet the long-term competitive environment and to realize our business objectives. We expect to maintain the Company's valuable employee base, which we view as one of its most important assets.

      Given our extensive history and knowledge of the Company, we are well positioned to negotiate and complete the transaction in an expedited manner. We will provide you shortly with a proposed merger agreement.

      We expect that you will establish a special committee of independent directors to consider our proposal on behalf of the Company's public stockholders and to make a recommendation to the full Board of Directors. We would welcome the opportunity to present our proposal to the special committee as soon as possible and to discuss all aspects of the proposal with the committee and its legal and financial advisors. We do not intend to pursue our proposal without the approval of the special committee.

      Of course, no binding obligation on the part of the Company or any of the undersigned shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to us and recommended by the special committee and approved by the Board of Directors is executed and delivered.

      In considering our proposal, you should be aware that we are interested only in pursuing the proposed transaction and will not sell our stake in the Company.

      We will, of course, promptly file with the SEC an amendment to our
Schedule 13D, in compliance with our legal obligations, which will include a copy of this letter. We believe it is appropriate, as well, for us to issue a press release regarding this proposal, which we will do before the opening of trading tomorrow. A copy is attached for your information.
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Cablevision Systems Corporation
October 8, 2006
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      We, as well as our entire team, look forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company's public stockholders. Should you have any questions, please contact us or any of our principal advisors.

                                    Sincerely,


                                    /s/ Charles F. Dolan
                                    Charles F. Dolan


                                    /s/ James L. Dolan
                                    James L. Dolan